EXHIBIT 12.1

Computation of Ratios of Earnings to Fixed Charges (dollars in millions)

Nine Months Ended September 30,
	2006	2005
Net income available to common shareholders	$ 756.5	$ 688.1
Provision for income taxes	252.9	357.3

Earnings before provision for income taxes	1,009.4	1,045.4

Fixed charges:
Interest and debt expenses on indebtedness	2,031.8	1,341.4
Minority interest in subsidiary trust holding solely debentures of the company, before tax	13.0	13.3
Interest factor: one-third of rentals on real and personal properties	12.3	11.1

Total fixed charges	2,057.1	1,365.8

Total earnings before provision for income taxes and fixed charges	$3,066.5	$2,411.2

Ratios of earnings to fixed charges	1.49x	1.77x